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Bringing hospital attributes to managed care facilities

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Adherence App Suite
Behavioral | Transitional | Skilled Nursing

arumhealth.com Palo Alto CA

Technology Software Healthcare Saas B2B

OVERVIEW UPDATES WHAT PEOPLE SAY 7 ASK A QUESTION

Highlights

1. CEO's third venture, Co-founder serial entrepreneur
2. Bootstrapped - Founder invested $360K of his funds
3. 2,000+ patients and 80+ med assistances at facilities that have used or are using our Adherence Apps
4. Healthcare facilities are reducing costs and increasing their sales with our Adherence App Suite
5. Signed a sales partnership agreement with a large EHR, AdvancedMD. Partnership sales target of $1.5M
6. Focus on the 2.8M patients being served by managed care facilities

Our Team



Maximo Galindo Founder/ CEO

Enjoys the journey of identifying, strategizing, planning, and executing on an opportunity. This is my third growth venture. Family health experience motivates me to work in healthcare.

The venture came from my own experience in behavioral care facilities and clinics, coupled with my father's stay at a transitional care facility. Witnessing the inefficient management of my father's care uncovered the need for a comprehensive and coordinated approach to managed care in facilities.



Marce Casal Advisor

Healthcare serial entrepreneur. Started five pharmacies that were sold to CVS. Owns and operates behavioral care clinics that use the Arum Health suite of apps.



Andres Dias Cortes Tech Lead

Architect of our multi tenant AWS HIPAA cloud for our B2B SaaS platform and apps. Leads our team of developers.

SEE MORE

Post-Acute illness Adherence & Compliance

Behavioral Facilities | Transitional Facilities | Skilled Nursing Facilities

Invest in Arum Health!

If you have a friend or a loved one who has spent time in a behavioral care, transitional care, or skilled nursing facility, you will understand the value our Adherence App Suite brings to practitioners, patients, and their families.

WHAT WE DO?

Arum Health is a B2B SaaS digital healthcare company that develops software solutions for managed care facilities; behavioral, transitional, and skilled nursing.

We identified the key elements of care a patient will experience at a hospital and have made them the core of our technology. Our App Suite allows practitioners to Communicate, Comprehend, and Collaborate amongst themselves and the patient's family.


Family
Caregiver / Case Manager
Communicate
Comprehend
Doctor
Collaborate
Info/Data


Communicate
Comprehend
Collaborate

We provide an Amazon Web Services (AWS) HIPAA compliant cloud platform with **four main Apps**. which supports higher quality care for patients who need to adhere and comply, not only to their medication, but their exercise and diet prescribed by their medical practitioner. Our Apps collect all the data (medical, diet, exercise, behavioral) necessary to create value reporting that assists health care providers in giving the highest quality care at a lower cost and creates avenues for new revenue streams.

THE PROBLEM

After hospital discharge, patients are left alone without the same support infrastructure they had at the hospital. This lack of support results in frequent and costly hospital readmissions.

The managed care program industry is growing to meet this need. A $97B market and growing. This growing industry is struggling to find the suitable tool suite to support their operations. They have struggled because most practitioners are independent businesses with a patchwork of technology apps, if any. Their challenge is the lack of tools that allow them to work together efficiently so that the hospital environments support their patients.

Caregiver/
Case Manager

Doctor


Med Assistant
Family
Facilities
Managed Care
The dispense of the medication at those facilities will depend on their certification

The managed care facilities ecosystem in behavioral, transitional, and skilled nursing are leading to reducing post-acute hospital visits. But they need help!

OUR SOLUTION

Arum Health assists managed care program facilities and their practitioners, ensuring their patients/residents receive the care they need. Our data collection and its communication methods allow for a 360-degree collaboration. Exercising its key elements Comprehend, Collaborate, Communicate, ultimately reducing the cost of patient readmission.

Our apps provide additional revenue to the healthcare practitioner, allowing them to offer an enhanced evaluation based on the information we collect a billable service. .

"We the patient" is our theme


We the patient
Patient
Family
Doctor
Caregiver
Med Assistant
Case Manager
Comprehend
Collaborate
Communicate

Arum Health's tech solution assists healthcare providers in utilizing a **Therapeutic Approach**.

Our suite of applications includes four access points - Dashboard, Adherence, Case Manager /Caregiver, and Family. Our solution is to focus on "we the patient" considering doctors make ALL requests, including diet and exercise, not just medication.

ARUM HEALTH APPS

Dashboard


Resident Administration


Patient Profile
Refills
Communication


Adherence App
Adherence & Compliance
Resident and/or Med Assistant signature
Notifications
Daily logs


Case Manager/ Caregiver App
Prescription
Refills
Orders
Comments
Missed meds


Family App
Know patient status
View medication and compliance progress
Communicate with managed care facility
Easy to understand medication information
Patient is able to share status with family

Example of a patient profile summary that residents receive as part of the data gathered during adherence and compliance.


Patient Profile
Benefits
• Ability to better understand their mood based on their adherence and compliance throughout the day.
Profile Patient Summary Report

- **Incentivize** the patient to adherence, compliance and recording of mood.
- Allows the patient to **provide a summary** to their doctors, caregivers, and family.
- Psychiatrist and/or Doctor **evaluation** can be conducted.



UNIQUE POSITIONING

Our Apps Suite solution fulfills the need for value-based care in the growing managed care facility market.



Managed Care **Facilities**
Provides care for 30-90 days after a patient is being discharged from a hospital or has a severe diagnosis.
Value-based Managed Care Programs are **gaining traction**
Result:
Reduction of hospital readmissions

We provide an increased financial benefit to healthcare practitioners. The information gathered via our app suite allows doctors to provide an enhanced evaluation. They ultimately provide better patient care and simultaneously better manage costs. This technology no longer weighing down on expenses. Most importantly, data shows that the patient receives better care and lowers the possibility of hospital remittance.



Program Improvements
Increase adherence efficiencies
Pull data to show the value of the managed care program
Increase facility quality rating
Patient Progress
Increase quality care for early recovery
Provide a more comprehensive patient profile
Ability to attain enhanced medical evaluation
Increase Sales
Managed Care Facilities: Show data that validates their program by increasing patient recovery that reduces hospital visits
Doctor/Psychiatrist: Ability to provide an enhanced patient evaluation base on new capture patient data that is billable



Therapeutic Approach
We the patient

Holistic Patient Engagement
We believe we are the first to provide an enhanced cloud suite of applications that focuses on the patient. Our app suite allows all medical and facility contributors to improve quality care for patients collectively.



COMPREHEND
Quick access to critical patient information and medication that allows better understanding
COMMUNICATE
Allows Doctors, Med Assistant, Caregivers,


and Family to communicate, understand their patients' recovery, mood, and wellbeing
COLLABORATE
A platform to share status, progress, and the ability to requests assistance

We are EHR agnostic

FINANCIAL PROJECTIONS


Revenue
Expenses
USD 30,000,000
USD 22,500,000
USD 15,000,000
USD 7,500,000
USD 0
2021
2022
2023
2024
2025


Partnerships
Providers
VA Contracts
100%
75%
50%
25%
0%
2021
2022
2023
2024
2025

Totals	2021	2022	2023	2024	2025
Revenue	$324,242	$1,269,446	$3,639,494	$9,098,735	$20,472,154
Expenses	$452,260	$1,214,074	$2,428,148	$4,856,297	$9,712,593
Profit	-$128,018	$55,372	$1,211,346	$4,242,438	$10,759,561
Profit %	-39%	4%	33%	47%	53%

These are forward-looking projections that cannot be guaranteed.

MEET OUR TEAM



Max G.
Founder/CEO



Tucker N.
Advisor



Marce C.
Advisor



Andres D.
Tech Lead/Fullstack



Kirsten L.
Finance/Account/Admin



Nestor I.
Backend/Fullstack Developer



Rafael A.
Graphic Designer & UI/UX



Josue D.
Frontend Mobile Developer



Diego D.
Infrastructure/Architect

INVESTMENT OPPORTUNITY

Return On Your Investment

The goal is to reach a $1M in annual recurring revenue (ARR) with this initial funding request. We hope a subsequent round of funding will allow us to achieve our financial forecast of $20M ARR. Once we reach our financial projection, we want to be bought out at 4 to 5 times our ARR (close to $100M). This could mean you would get approx. ten times your investment in 5-7 years (these projections are not guaranteed).

What we will do with your investment

50% of the funds will be used for marketing and sales, while 40% will be for software development and 10% will be for admin costs.

Sales & Marketing targets

- Behavioral Facilities
- VA Hospitals
- Expanded partnerships

Tech Development

- Expand the tech offering to additional markets and platforms
- Add additional features in line with our technology roadmap

Staff

- Hire sales and marketing team
- Hire tech staff


arum
health
We the patient
www.arumhealth.com